Exhibit 99.19

INTER-CITIC MINERALS INC.

60 Columbia Way, Suite 501

Markham, Ontario

Canada L3R 0C9

(905) 479-5072

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of INTER-CITIC MINERALS INC., (the “Corporation”) will be held at The Quebec Room, The Royal York Hotel, 100 Front Street W., Toronto, Ontario, on:

Thursday, April 12, 2007

at the hour of 4:30 o’clock in the afternoon (Toronto time) for the following purposes:

1.	to receive the financial statements of the Corporation for its fiscal year ended November 30, 2006 and the report of the auditors thereon;

2.	to elect directors;

3.	to appoint PriceWaterhouseCoopers, Chartered Accountants as auditors and to authorise the directors to fix their remuneration;

4.	to consider, and if deemed advisable, approve, with or without variation, the resolution, the text of which is set forth in the accompanying Management Information Circular, approving the amendments to the 2003 Stock Option Plan;

5.	to transact such further or other business which may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice are the Management Information Circular, the Corporation’s 2006 Annual Report containing the audited financial statements of the Corporation for the year ended November 30, 2006, together with the auditors’ report thereon, management’s discussion and analysis of the Corporation, for the year ended November 30, 2006, and a form of proxy, a supplemental mailing list reply form and a return envelope.

A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in the shareholder’s stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

As provided in the Canada Business Corporations Act, the directors have fixed a record date of March 9, 2007. Accordingly, shareholders registered on the books of the Corporation at the close of business on March 9, 2007 are entitled to notice of the Meeting and to vote at the Meeting.

DATED at Toronto, Ontario, this 13th day of March, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

James J. Moore

PRESIDENT